             307 North Michigan Avenue             Karl W. Mueller
             Chicago, IL 60601-5382               Senior Vice President &
             (312) 346-8100                  Chief Financial Officer

July 16, 2013

Mr. Joel Parker
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Old Republic International Corporation
Form 10-K, for the Fiscal Year Ended December 31, 2012
Filed March 1, 2013
File No. 001-10607

Dear Mr. Parker,

We have reviewed the comments on our above referenced filing in your letter dated July 1, 2013.  Old Republic’s response to the Commission’s comments follows.  For ease of review we have repeated the Commission’s comments in bold-faced type followed by our responses.  The references to “Old Republic”, “the Company”, “Republic Mortgage Insurance Company”, "RMIC", and “RMICNC” herein, refer to Old Republic International Corporation and its subsidiaries as the context requires. All dollar amounts referenced in the Company’s response are presented in millions, except per share data.

Management Analysis of Financial Position and Results of Operations
Executive Summary, page 32

1.
You use the non-Gaap measure, Net Operating Income (Loss), which was a loss of $99.7 million in 2012. Please provide us proposed disclosure to be included in future filings that reconciles this non-Gaap measure to the most directly comparable Gaap measure as required by Regulation S-K 10(e).  The tabular disclosure on page 34 showing the composition of realized gains or losses does not appear to meet this requirement.

Response
We have historically believed that the table presentation on pages 32 and 33 along with the narrative disclosure following the table on page 33 sufficiently informs the reader that the difference between Operating Income (Loss), a non-GAAP measure, and Net Income (Loss), the most directly comparable GAAP measure, is attributable to the effects of realized investment gains and losses.  However, in order to respond to the Commission’s comment and clarify the reconciliation between Net Operating Income (Loss) and Net Income (Loss) we propose to modify the Financial Highlights table on page 32 to add the sections entitled, “Realized Investment Gains (Losses), net of tax".  The revised table will read as follows:

Financial Highlights
				% Change
				2012	2011
Years Ended December 31:	2012	2011	2010	vs. 2011	vs. 2010
Operating Revenues:
Excluding run-off business	$4,474.9	$3,965.3	$3,317.0	12.9%	19.5%
RFIG run-off business	447.3	564.6	676.5	(20.8)	(16.5)
Total	$4,922.2	$4,529.9	$3,993.5	8.7%	13.4%
Net Operating Income (Loss):
Excluding run-off business	$231.0	$257.5	$218.9	(10.3)%	17.7%
RFIG run-off business	(330.8)	(476.1)	(259.5)	30.5	(83.4)
Total	(99.7)	(218.5)	(40.6)	54.3	N/M
Realized Investment Gains (Losses), net of tax	31.1	78.0	70.8	(60.2)	10.2
Net Income (Loss)	$(68.6)	$(140.5)	$30.1	51.1%	N/M
Components of Net Income (Loss):
Excluding run-off business	$253.1	$280.5	$261.6	(9.8)%	7.2%
RFIG run-off business	(321.8)	(421.1)	(231.4)	23.6	(81.9)
Total	$(68.6)	$(140.5)	$30.1	51.1%	N/M
Diluted Earnings Per Share:
Net Operating Income (Loss)
Excluding run-off business	$0.90	$1.01	$0.92	(10.9)%	9.8%
RFIG run-off business	(1.29)	(1.87)	(1.08)	31.0	(73.1)
Total	(0.39)	(0.86)	(0.16)	54.7	N/M
Realized Investment Gains (Losses), net of tax	0.12	0.31	0.29	(61.3)	6.9
Net Income (Loss)	$(0.27)	$(0.55)	$0.13	50.9%	N/M
Components of Net Income (Loss):
Excluding run-off business	$0.99	$1.10	$1.09	(10.0)%	0.9%
RFIG run-off business	(1.26)	(1.65)	(0.96)	23.6	(71.9)
Total	$(0.27)	$(0.55)	$0.13	50.9%	N/M
Cash Dividends Per Share	$0.71	$0.70	$0.69	1.4%	1.4%
Ending Book Value Per Share	$14.03	$14.76	$16.16	(4.9)%	(8.7)%
N/M = Not Meaningful

We intend to make any proposed revisions to disclosures as noted herein on a prospective basis beginning with the Company’s June 30, 2013 Form 10-Q and the 2013 Form 10-K.

Notes to Consolidated Financial Statements
Note 1 – Summary of Significant Accounting Policies
(s) Regulatory Matters, page 87

2.
Please provide us proposed disclosure to be included in future filings that states the amount of statutory capital and surplus necessary to satisfy regulatory requirements, if significant in relation to the entity’s statutory capital and surplus, or state that such amount is not significant.  Refer to ASC 944-505-1b.

Response
In response to the Commission’s comment we will modify our footnote disclosures to read as follows (underline indicates additions, ~~strikeouts~~ represent deletions):

Note 1 (a) Accounting Principles - The Company's insurance subsidiaries are managed pursuant to the laws and regulations of the various states in which they operate. As a result, the subsidiaries operate and maintain their accounts in conformity with accounting practices prescribed or permitted by various states' insurance regulatory authorities. Federal income taxes and dividends to shareholders are based on financial statements and reports complying with such practices. The statutory accounting requirements vary from the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") of accounting principles generally accepted in the United States of America ("GAAP") in the following major respects: (1) the costs of selling insurance policies are charged to operations immediately, while the related premiums are taken into income over the terms of the policies; (2) investments in fixed maturity securities designated as available for sale are generally carried at amortized cost rather than their estimated fair value; (3) certain assets classified as "non-admitted assets" are excluded from the balance sheet through a direct charge to earned surplus; (4) changes in allowed deferred income tax assets or liabilities are recorded directly in earned surplus and not through the income statement; (5) mortgage guaranty contingency reserves intended to provide for future catastrophic losses are established as a liability through a charge to earned surplus whereas, GAAP does not allow provisions for future catastrophic losses; (6) title insurance premium reserves, which are intended to cover losses that will be reported at a future date are based on statutory formulas, and changes therein are charged in the income statement against each year's premiums written; (7) certain required formula-derived reserves for general insurance in particular are established for claim reserves in excess of amounts considered adequate by the Company as well as for credits taken relative to reinsurance placed with other insurance companies not licensed in the respective states, all of which are charged directly against earned surplus; (8) surplus notes are classified as equity; and (9) the mortgage guaranty deferred payment obligation ("DPO") retained in claim reserves is classified as an admissible asset and as a component of policyholder surplus pursuant to a permitted practice of the NCDOI. In consolidating the statutory financial statements of its insurance subsidiaries, the Company has therefore made necessary adjustments to conform their accounts with GAAP. The following table reflects a summary of all such adjustments:

	Shareholders' Equity		Net Income (Loss)
	December 31,		Years Ended December 31,
	2012	2011	2012	2011	2010
Statutory totals of insurance
company subsidiaries(b):
General	$2,905.9	$2,849.7	$225.5	$292.5	$255.6	(a)
Title	358.1	236.6	70.3	46.7	14.6
RFIG Run-off	149.2	113.6	(285.0)	(422.6)	(196.3)
Life & Health	71.9	70.1	3.0	4.8	4.3
Sub-total	3,485.1	3,270.0	13.8	(78.6)	78.2
GAAP totals of non-insurance company
subsidiaries and consolidation adjustments	(111.6)	140.9	(64.2)	(38.7)	(41.2)
Unadjusted totals	3,374.0	3,411.1	(50.4)	(117.4)	36.8
Adjustments to conform to GAAP statements:
Deferred policy acquisition costs	161.7	193.3	(33.3)	(30.6)	(19.8)
Fair value of fixed maturity securities	552.7	468.8	—	—	—
Non-admitted assets	78.2	99.0	—	—	—
Deferred income taxes	(113.9)	(93.8)	35.7	73.4	49.8
Mortgage contingency and deferred
payment obligation reserves	(296.9)	8.2	—	—	—
Title unearned premiums	390.4	360.4	30.0	14.6	6.7
Loss reserves	(360.7)	(290.4)	(70.4)	(49.6)	(21.7)
Surplus notes	(202.5)	(365.0)	—	—	—
Sundry adjustments	13.0	(19.5)	19.4	(30.9)	(21.6)
Total adjustments	222.3	361.4	(18.2)	(23.1)	(6.6)
Consolidated GAAP totals	$3,596.2	$3,772.5	$(68.6)	$(140.5)	$30.1
__________

(a)	Includes the effect of PMA Capital Corporation's statutory results from the date of acquisition through year-end, excluding adjustments to conform to Old Republic's accounting policies.
(b)
The Company's General, Title, and Life and Health insurance subsidiaries were in compliance with minimum statutory capital and surplus requirements as of December 31, 2012. Refer to Note 1 (s) Regulatory Matters for a discussion regarding the RFIG Run-off group.

The preparation of financial statements in conformity with either statutory practices or GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Note 1 (s) Regulatory Matters - The material increases in mortgage guaranty insurance claims and loss payments that began in 2007 gradually depleted RMIC's statutory capital base and forced it to discontinue writing new business. The insurance laws of 16 jurisdictions, including RMIC and RMICNC’s domiciliary state of North Carolina, require a mortgage insurer to maintain a minimum amount of statutory capital relative to risk in force (or a similar measure) in order to continue to write new business.  The formulations currently allow for a maximum risk-to-capital ratio of 25 to 1, or alternatively stated, a “minimum policyholder position” (“MPP”) of one-twenty-fifth of the total risk in force.  ~~Sixteen states have insurance laws or regulations which require a mortgage insurer to maintain a minimum amount of statutory capital relative to the level of risk in force, the most common measure being a risk to capital ratio of 25 to 1.~~ The failure to maintain the prescribed minimum capital level in a particular state generally requires a mortgage insurer to immediately stop writing new business until it reestablishes the required level of capital or receives a waiver of the requirement from a state's insurance regulatory authority. RMIC breached the minimum capital requirement during the third quarter of 2010. RMIC had previously requested and, subsequently received waivers or forbearance of the minimum policyholder position requirements from the regulatory authorities in substantially all affected states. Following several brief extensions, the waiver from its domiciliary state of North Carolina expired on August 31, 2011, and RMIC and its sister company, Republic Mortgage Insurance Company of North Carolina (RMIC-NC), discontinued writing new business in all states and limited themselves to servicing the run-off of their existing business.

During 2012 the North Carolina Department of Insurance ("NCDOI") issued several orders the ultimate effects of which were:

• To place RMIC and its affiliate, Republic Mortgage Insurance Company of North Carolina ("RMICNC") under NCDOI supervision;

• To approve a Corrective Plan submitted by RMIC pursuant to which all settled claims are to be paid in cash for 60% of the settled amount, with the remaining 40% retained in claim reserves as a Deferred Payment Obligation ("DPO") until a future payment of all or a portion of this 40% is approved by the NCDOI; and

• To execute the DPO-based run-off plan under Old Republic's ownership and NCDOI supervision of RMIC and RMICNC to effect a most economically sound realization of ultimate benefits to policyholders during a sufficiently long future period.

RMIC's evaluation of the potential long-term performance of the run-off book of business is based on various modeling techniques. Of necessity the resulting models take into account actual premium and paid claim experience of prior periods, together with a large number of assumptions and judgments about future outcomes that are highly sensitive to a wide range of estimates. Many of these estimates and underlying assumptions relate to matters over which the Company has no control, including:  1) The conflicted interests, as well as the varying mortgage servicing and foreclosure practices of a large number of insured lending institutions; 2) General economic and industry-specific trends and events; and 3) The evolving or future social and economic policies of the U.S. Government vis-à-vis such critical sectors as the banking, mortgage lending, and housing industries, as well as its policies for resolving the insolvencies and assigning a possible future role to Fannie Mae and Freddie Mac. These matters notwithstanding, RMIC's ten year standard model of forecasted results extending through 2022 continues to reflect ultimate profitability for the book of business. Accordingly, the establishment of a premium deficiency reserve as of December 31, 2012 is unwarranted.

The indicated positive outcome of the ten year standard model notwithstanding, it is more likely than not that MI operating results for 2013 and 2014 will be negative. As long as the run-off under NCDOI supervision remains in place, however, the statutory DPO accounting treatment should mitigate the adverse effect of operating losses on the statutory capital balance. In these circumstances, RMIC's and RMICNC's statutory solvency would be retained and the risk of a regulatory receivership action would be averted. In management's opinion, the DPO Plan under NCDOI supervision should be continued for a sufficiently long period of time to achieve the objectives contemplated by the above referenced NCDOI orders.

In light of all the above, the mortgage guaranty run-off will devolve within constraints of Old Republic's currently committed capital resources. As of December 31, 2012, the total statutory capital, inclusive of accumulated DPO reserve funds of $299.5 held in RFIG's mortgage insurance subsidiaries was approximately $132.8, which was $300.4 below the required MPP of $433.2. As of the same date, RFIG's consolidated GAAP capitalization amounted to $(56.6) (or a negative capital contribution of approximately 22 cents per Old Republic common share). Based on the above-noted loss expectations for 2013 and 2014 it is most likely that the RFIG consolidated GAAP capital account will reflect a continuing and increasingly negative balance. Moreover, Old Republic will be required to recognize RFIG's continuing net losses in its consolidated GAAP financial statements so long as it retains a controlling financial interest in RFIG. Under GAAP, the Company would deconsolidate RFIG and restore any accumulated deficit to the consolidated shareholders' equity account at the point in time that it relinquishes control of RFIG. This accounting treatment does not affect the liquidity of the Old Republic parent holding company or that of its separately capitalized and organized insurance companies and their individual abilities to meet their respective obligations.

We will make the underlined changes prospectively in Old Republic's 2013 Form 10-K.

*******

With this letter Old Republic also acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the discussion above is responsive to the Commission’s comments.  Please feel free to contact me at (312) 762-4229 if you have any comments or questions.

Very truly yours,

/s/ Karl W. Mueller

Karl W. Mueller
Senior Vice President, Chief Financial Officer, and
Principal Accounting Officer

cc: A.C. Zucaro,
Chairman and Chief Executive Officer, ORI

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